FAIR WIND SECRETARIAL SERVICES LIMITED
富榮秘書服務有限公司

3rd Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈三樓
Tel: 2827 1778 • Fax: 2827 4790 • E-mail: fw@fairwind.com.hk

9th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈九樓
Tel: 2526 2186 [illegible]ax: 2827 4836 • E-mail: fw@fairwind.com.hk

Your Ref:

Our Ref: S/5411/89 LTO/sl

9th August, 2004

Securities and Exchange Commission,
Division of Corporate Finance,
Office of International Corporate Finance,
Room 3045 (Stop 3-4),
450 Fifth Street,
Washington, D.C.20549,
United States of America.

Ladies and Gentlemen,

Re: Starlight International Holdings Limited
("the Company")
Rule 12g3-2(b) Exemption
File No.82-3594

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of the Company, enclosed are the documents described on Annex A hereto for your attention.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 11, 1994.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (852) 2827 4748 in Hong Kong if you have any questions.

Thank you for your attention.

Yours faithfully,
For and on behalf of
FAIR WIND SECRETARIAL SERVICES
LIMITED

LO Tai On
Director

Enc.
c.c. the Company

File No. 82-3594

Annex A to Letter to the SEC
dated 9th August, 2004 of
Starlight International Holdings Limited

The documents checked below are being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2, which exemption was established on January 11, 1994:-

DESCRIPTION OF DOCUMENT

1. Title : Notification of Annual General Meeting

   Date : 30th July, 2004

   Entities requiring item: (a) Pursuant to the Bermuda Companies Act (disclosure or distribution to security holders mandated but filing with a specific body or at a specific place is not required by the Act);

   (b) The Stock Exchange of Hong Kong Limited ("HKSE") pursuant to Exchange Listing Agreement; and

   (c) the Company's Bye-laws.

2. Title : Annual Report, Audited Accounts and Auditors' Report

   Date : 2003-2004

   Entities requiring item: (a) Pursuant to the Bermuda Companies Act (disclosure or distribution to security holders mandated but filing with a specific body or at a specific place is not required by the Act); and

   (b) HKSE pursuant to Exchange Listing Agreement.

3. Title : All circulars sent to shareholders

   Date : 30th July, 2004

   Entities requiring item: HKSE pursuant to Exchange Listing Agreement

4. Title : Notification of movement of securities in Hong Kong

   Date : 31st July, 2004

   Entities requiring item: HKSE pursuant to Exchange Listing Agreement; and

FORM I

Monthly Return on Movement of Listed Equity Securities
For the month ended 31st July, 2004

RECEIVED
2004 AUG 17 A 8: 36
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

TO: The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From: Starlight International Holdings Limited
(Name of Company)

Mr. Peter LEE Yip Wah Tel No.: 2827 1778
(Name of Responsible Official)

Date: 9th August, 2004

(A) **Information of Types of Listed Equity Securities**:
(please tick wherever applicable)

1.	Ordinary shares	:	√	2.	Preference shares:	
3.	Other classes of shares	:			please specify:	______
4.	Warrants	:			please specify:	______

(B) **Movement in Authorised Share Capital**:

	No. of Ordinary shares/Preference shares/other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month:	1,250,000,000	$0.40	$500,000,000
Increase/(Decrease) (SGM approval date):	Nil	Nil	Nil
Balance at close of the month:	1,250,000,000	$0.40	$500,000,000

(C) **Movement in Issued Share Capital**:

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month:	757,219,982	Nil	Nil
Increase/(Decrease) during the month	5,455,632	Nil	Nil
Balance at close of the month:	762,675,614	Nil	Nil

(D) Details of Movement:
* please delete and insert "N/A" wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1. Employee share option scheme <u>adopted on 7th April, 1997</u> Exercise price: HK$0.40	5,455,632	Nil	5,455,632	Nil	5,455,632	5,455,632
2. Employee share option scheme <u>adopted on 12th September, 2002</u> Exercise price: HK$0.40 Exercise price: HK$0.86	6,700,500 15,144,000	Nil Nil	Nil Nil	Nil Nil	6,700,500 15,144,000	
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. ____________ Subscription price HK$ _____ 2. ____________ Subscription price HK$ _____						

CONVERTIBLES* Class	Units	Converted (Units)	Units
Convertibles Notes Convertible price: HK$ ________	N/A	N/A	N/A

OTHER ISSUES OF SHARES*		
Rights Issue	Price:	Issue and allotment Date:
Placing	Price:	Issue and allotment Date:
Bonus Issue		Issue and allotment Date:
Scrip Dividend		Issue and allotment Date:
Repurchase of share		Cancellation Date:
Redemption of share		Redemption Date:
Consideration issue	Price:	Issue and allotment Date:
Others (Please specify)	Price:	Issue and allotment Date:

Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month:	5,455,632

Remarks:

Authorised Signatory:

Name: Peter LEE Yip Wah
Title: Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.
#a5411/form1.doc/sl

STARLITE

STARLIGHT INTERNATIONAL HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

Stock Code: 485

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Starlight International Holdings Limited will be held at Lavender Room, 27th Floor, The Park Lane, 310 Gloucester Road, Hong Kong on Monday, 20th September, 2004 at 3:00 p.m. for the following purposes:

1. To receive and consider the financial statements and the reports of the Directors and auditors for the year ended 31st March, 2004.
2. To declare a final dividend.
3. To re-elect retiring Director and to fix the remuneration of directors.
4. To re-appoint auditors and to authorize the Directors to fix their remuneration.
5. As special business, to consider and, if thought fit, pass the following resolution as an ordinary resolution of the Company:

ORDINARY RESOLUTION

"THAT:-

(a) subject to paragraph (b) of this Resolution, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase issued shares of HK$0.40 each in the capital of the Company on The Stock Exchange of Hong Kong Limited ("the Stock Exchange") or on any other stock exchange on which the shares of the Company may be listed and recognised by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or of any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company which the Directors of the Company is authorised to repurchase pursuant to the approval in paragraph (a) of this Resolution shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing this Resolution and the said approval shall be limited accordingly; and

(c) for the purposes of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by any applicable laws of Bermuda or the bye-laws of the Company to be held; and

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting."

6. As special business, to consider and, if thought fit, pass the following resolution as an ordinary resolution of the Company:

ORDINARY RESOLUTION

"THAT:-

(a) subject to paragraph (c) of this Resolution, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares of HK$0.40 each in the capital of the Company and to make or grant offers, agreements and options (including bonds, warrants and debentures convertible into shares of the Company) which would or might require the exercise of such power be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) of this Resolution shall authorise the Directors of the Company during the Relevant Period (as hereinafter defined) to make or grant offers, agreements and options (including bonds, warrants and debentures convertible into shares of the Company) which would or might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) and issued by the Directors of the Company pursuant to the approval in paragraph (a) of this Resolution, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined); (ii) an issue of shares as scrip dividends pursuant to the Bye-laws of the Company from time to time; (iii) an issue of shares under any option scheme or similar arrangement for the time being adopted for the grant or issue of shares or rights to acquire shares of the Company; or (iv) an issue of shares upon the exercise of rights of subscription or conversion under the terms of any warrants of the Company, shall not exceed 20% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing this Resolution, and the said approval granted under paragraphs (a) and (b) of this Resolution shall be limited accordingly; and

(d) for the purpose of this Resolution,

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by any applicable laws of Bermuda or the bye-laws of the Company to be held; and

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting; and

"Rights Issue" means an offer of shares, or offer or issue of warrant, options or other securities giving rights to subscribe for shares of the Company open for a period fixed by the Directors of the Company to the holders of shares of the Company on the register on a fixed record date in proportion to their then holdings of such shares as at that date (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong applicable to the Company)."

7. As special business, to consider and, if thought fit, pass the following resolution as an ordinary resolution of the Company:

ORDINARY RESOLUTION

"THAT subject to the passing of the Resolutions set out in items 5 and 6 of the notice convening this meeting, the general mandate granted to the Directors of the Company to allot, issue and deal with additional shares pursuant to the Resolution set out in item 6 of the notice convening this meeting be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of shares in the capital of the Company repurchased by the Company under the authority granted pursuant to the Resolution set out in item 5 of the notice convening this meeting."

8. As special business, to consider and, if thought fit, pass the following resolution as a special resolution of the Company:

SPECIAL RESOLUTION

"THAT the existing Bye-laws of the Company be and are hereby amended in the following manner:

(A) Bye-law 1.

(i) By deleting the existing definition of "associates" and substituting therefor the following new definition:

""associates" shall have the meaning attributed to it in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited."

(ii) By inserting the following definition of "business day" after the definition of "Board":

""business day" a day on which banks are open for business in Hong Kong, other than a Saturday."

(iii) By inserting the following definition of "subsidiary" after the definition of "special resolution":

""subsidiary" shall have the meaning attributed to it in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited."

(iv) By deleting from the definition of "Clearing House" the words "Section 2 of the Securities and Futures (Clearing House) Ordinance (Chapter 420 of Laws of Hong Kong)" and substituting therefor the words "Securities and Futures Ordinance (Chapter 571 of Laws of Hong Kong)".

(v) By deleting the definition of "Hong Kong" and substituting therefor the following new definition:

"Hong Kong" means the Hong Kong Special Administrative Region of The People's Republic of China".

(B) By inserting the following sentence after the first sentence of Bye-Law 4:

"Where any shares issued by the Company do not carry voting rights, the words "non-voting rights" shall appear on the share certificates representing such shares and where any shares (other than shares not carrying voting rights) issued by the Company have different voting rights, the share certificates of each class of shares, other than those with the most favourable voting rights, shall include the words "restricted voting" or "limited voting"."

(C) By inserting the following words at the end of Bye-law 5:

"Where the Company purchases for redemption a redeemable share, purchases not made through the market or by tender shall be limited to a maximum price as may from time to time be determined by the Company in general meeting, either generally or with regard to specific purchases. If a purchase is by tender, tenders shall be available to all Members alike."

(D) By deleting the words "within twenty-one days" and replacing therewith the words "within ten business days" in Bye-law 12.

(E) By re-numbering Bye-law 58 as 58(A) and inserting the following new Bye-law 58(B):

"58(B). In case of any share capital of the Company listed on a stock exchange, where any Member is, under the rules, regulations or codes of such stock exchange, required to abstain from voting on any particular resolution of the Company or restricted to voting only for or only against any particular resolution of the Company, any votes cast by or on behalf of such Member in contravention of such requirement or restriction shall not be counted."

(F) (i) By adding the words "or unless, in the case of any share capital of the Company listed on a stock exchange, a poll is required to be taken under the rules, regulations or codes of such stock exchange" to the end of the first sentence in the first paragraph of the Bye-law 59.

(ii) By adding the words "or unless, in case of any share capital of the Company is listed on a stock exchange, a poll is taken as may from time to time be required under the rules, regulations or codes of such stock exchange" after the words "the demand is not withdrawn" in the first sentence of the second paragraph of the Bye-law 59.

(G) By deleting Bye-law 79 in its entirety and substituting the following therefor:

"79. No person other than a Director retiring at the meeting shall, unless recommended by the Directors for election, be eligible for election as a Director at any general meeting unless notice in writing signed by a Member (other than the person to be proposed) duly qualified to attend and vote at the meeting for which such notice is given of his intention to propose such person for election and also notice in writing signed by the person to be proposed of his willingness to be elected shall have been lodged with the Company at the head office or principal place of business not earlier than the day after the despatch of the notice of the general meeting appointed for such election and no later than seven (7) days prior to the date of such general meeting and provided that the minimum period for lodgment of the aforesaid notices shall be at least seven (7) days."

(H) By deleting the clauses (H), (I), (J) and (K) of Bye-law 91 and substituting the following therefor:

"91. (H) Save as otherwise provided by these Bye-laws, a Director shall not vote (nor shall he be counted in the quorum) on any resolution of the Board approving any contract or arrangement or any other proposal in which he or any of his associates is materially interested and if he shall do so his vote shall not be counted (nor shall he be counted in the quorum for that resolution), but this prohibition shall not apply to any of the following matters namely:

(i) any contract or arrangement for the giving to such Director or his associate(s) any guarantee security or indemnity in respect of money lent by him or any of his associate(s) or obligations incurred or undertaken by him or any of his associate(s) at the request of or for the benefit of the Company or any of its subsidiaries;

(ii) any contract or arrangement for the giving of any guarantee, security or indemnity to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which the Director or his associate(s) has himself/themselves assumed responsibility in whole or in part whether alone or jointly under a guarantee or indemnity or by the giving of security;

(iii) any contract or arrangement concerning an offer of shares or debentures or other securities of or by the Company or any other company which the Company may promote or be interested in for subscription or purchase, where the Director or his associate(s) is/are or is/are to be interested as a participant in the underwriting or sub-underwriting of the offer;

(iv) any contract or arrangement in which the Director or his associate(s) is/are interested in the same manner as other holders of shares or debentures or other securities of the Company or any of its subsidiaries by virtue only of his/their interest in shares or debentures or other securities of the Company;

(v) any contract or arrangement concerning any other company in which the Director or his associate(s) is/are interested only, whether directly or indirectly, as an officer or executive or a shareholder or in which the Director or his associate(s) is/are beneficially interested in shares of that company, provided that the Director and/or his associates are not in aggregate beneficially interested in five (5)% or more of the issued shares or of the voting rights of any class of shares of such company (or any third company through which his interest or that of his associate(s) is derived); or

(vi) any proposal or arrangement concerning including the adoption, modification or operation of a pension fund or retirement, death or disability benefits scheme or other arrangement which relates both to Directors, his associate(s) and employees of the Company or of any of its subsidiaries and does not provide in respect of any Director or his associate(s) as such any privilege or advantage not accorded to the class of persons to which such scheme or fund relates.

(vii) any proposal or arrangement concerning the adoption, modification or operation of any employees' share scheme or any share incentive or share option scheme under which a Director or his associate(s) may benefit.

(I) A company shall be deemed to be a company in which a Director together with any of his associate(s) owns five (5) per cent. or more if and so long as (but only if and so long as) he and/or his associates, (either directly or indirectly) are the holders of or beneficially interested in five (5) per cent. or more of any class of the equity share capital of such company or of the voting rights available to members of such company (or of any third company through which his/their interest or that of any of his associates is derived). For the purpose of this paragraph there shall be disregarded any shares held by a Director or his associate(s) as bare or custodian trustee and in which he or any of them has no beneficial interest, any shares comprised in a trust in which the interest of the Director or his associate(s) is/are in reversion or remainder if and so long as some other person is entitled to receive the income thereof, and any shares comprised in an authorised unit trust scheme in which the Director or his associate(s) is/are interests only as a unit holder.

(J) Where a company in which a Director and/or his associate(s) holds five (5) per cent. or more is/are materially interested in a transaction, then that Director and/or his associate(s) shall also be deemed materially interested in such transaction.

(K) If any question shall arise at any meeting of the Board as to the materiality of the interest of a Director (other than the chairman of the meeting) or as to the entitlement of any Director (other than such chairman) to vote or to be counted in quorum and such question is not resolved by his voluntarily agreeing to abstain from voting or to be counted in quorum, such question shall be referred to the chairman of the meeting and his ruling in relation to such other Director shall be final and conclusive except in a case where the nature or extent of the interest of the Director and/or his associate(s) concerned as known to such Director has not been fairly disclosed to the Board. If any question as aforesaid shall arise in respect of the chairman of the meeting such question shall be decided by a resolution of the Board (for which purpose such chairman shall not vote thereon) and such resolution shall be final and conclusive except in a case where the nature or extent of the interest of such chairman and/or his associate(s) concerned as known to such chairman has not been fairly disclosed to the Board."

By Order of the Board
PETER LEE YIP WAH
Secretary

Hong Kong, 30th July, 2004.

Notes:

1. Any member of the Company entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and vote instead of him. A proxy need not be a member of the Company.

2. To be valid, a proxy form, together with any power of attorney or other authority (if any) under which it is signed, or a notarially certified copy thereof, must be deposited at the head office and principal place of business of the Company at 5th Floor, Shing Dao Industrial Building, 232 Aberdeen Main Road, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof.

3. The register of members of the Company will be closed from Tuesday, 14th September, 2004 to Monday, 20th September, 2004, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the proposed final dividend, all completed transfer forms accompanied by the relevant share certificates must be lodged with share registrars of the Company in Hong Kong, Secretaries Limited, G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not later than 4:00 p.m. on Monday, 13th September, 2004.

As at the date of this announcement, the Board of Directors comprises Mr. Lau Sak Hong, Philip, Mr. Lau Sak Kai, Anthony and Mr. Lau Sak Yuk, Andy as executive directors and Mr. Hon Sheung Tin, Peter and Mr. Ho Hau Chong, Norman as independent non-executive directors.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action you should take, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Starlight International Holdings Limited, you should at once hand this circular and the accompanying proxy form to the purchaser or transferee, or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

STARLITE

STARLIGHT INTERNATIONAL HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

Stock Code: 485

PROPOSALS INVOLVING
GENERAL MANDATES TO REPURCHASE SHARES
AND TO ISSUE SHARES,
AMENDMENTS TO BYE-LAWS
AND
RE-ELECTION OF RETIRING DIRECTOR

A notice convening an annual general meeting of Starlight International Holdings Limited ("the Company") to be held at Lavender Room, 27th Floor, The Park Lane, 310 Gloucester Road, Hong Kong on Monday, 20th September, 2004 at 3:00 p.m. is set out on pages 11 to 17 of this circular. Whether or not you propose to attend the meeting, you are requested to complete the accompanying proxy form in accordance with the instructions printed thereon and return the same to the head office and principal place of business of the Company at 5th Floor, Shing Dao Industrial Building, 232 Aberdeen Main Road, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for the holding of the annual general meeting or any adjournment thereof. Completion and return of a proxy form will not preclude shareholders from attending and voting at the annual general meeting if they so wish.

Hong Kong, 30th July, 2004

In this circular, the following expressions have the following meanings unless the context requires otherwise:–

"Annual General Meeting"	the annual general meeting of the Company to be held at Lavender Room, 27th Floor, The Park Lane, 310 Gloucester Road, Hong Kong on Monday, 20th September, 2004 at 3:00 p.m. and/or any adjournment thereof, notice of which is set out on pages 11 to 17 of this circular
"Board"	the board of directors of the Company or a duly authorised committee thereof for the time being
"Bye-laws"	the bye-laws of the Company for the time being
"Companies Act"	the Companies Act 1981 of Bermuda (as amended)
"Company"	Starlight International Holdings Limited, an exempted company incorporated in Bermuda with limited liability whose shares are listed on the Stock Exchange
"Directors"	the directors of the Company for the time being
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Latest Practicable Date"	24th July, 2004, being the latest practicable date prior to the printing of this circular for ascertaining certain information referred to in this circular
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"Repurchase Mandate"	a general mandate to the Directors to exercise the powers of the Company to repurchase, during the period as set out in the Repurchase Resolution, Shares up to a maximum of 10% of the issued share capital of the Company as at the date of passing of the Repurchase Resolution
"Repurchase Resolution"	the proposed ordinary resolution as referred to in resolution no.5 of the notice of the Annual General Meeting
"Share(s)"	share(s) of HK$0.40 each in the share capital of the Company
"Shareholders" or "Members"	shareholders of the Company
"Share Issue Mandate"	a general mandate to the Directors to exercise the power of the Company to allot and issue shares during the period as set out in the ordinary resolutions no.6 and 7 referred to in the notice of the Annual General Meeting

"Share Repurchase Rules"	the relevant rules as set out in the Listing Rules to regulate the repurchase by companies with primary listing on the Stock Exchange of their own securities on the Stock Exchange
"Special Resolution"	the proposed special resolution for the amendment of the Bye-laws as referred to in item 8 of the notice of the Annual General Meeting
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Takeovers Code"	the Hong Kong Code on Takeovers and Mergers
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"%"	per cent.

STARLITE

STARLIGHT INTERNATIONAL HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

Stock Code: 485

Directors:
Executive Directors:
Lau Sak Hong, Philip *(Chairman)*
Lau Sak Kai, Anthony
Lau Sak Yuk, Andy

Independent Non-Executive Directors:
Hon Sheung Tin, Peter
Ho Hau Chong, Norman

Registered Office:
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

Head Office and Principal Place of Business:
5th Floor
Shing Dao Industrial Building
232 Aberdeen Main Road
Hong Kong

Hong Kong, 30th July, 2004

To the shareholders,

Dear Sir or Madam,

PROPOSALS INVOLVING GENERAL MANDATES TO REPURCHASE SHARES AND TO ISSUE SHARES, AMENDMENTS TO BYE-LAWS AND RE-ELECTION OF RETIRING DIRECTOR

1. INTRODUCTION

At the Annual General Meeting, resolutions will be proposed to grant the Directors general mandates to allot, issue and deal with shares and repurchase shares in the Company since the general mandates granted to the Directors on 18th September, 2003 to issue and repurchase Shares will expire at the forthcoming Annual General Meeting.

The Stock Exchange has amended the Listing Rules based on the results of the Consultantion Conclusions on Proposed Amendments to the Listing Rules Relating to Corporate Governance Issues issued in January 2003. The said amendments to the Listing Rules come into effect on 31st March, 2004. The Directors consider that changes to the Bye-laws should be made in line with the requirement under the amended Listing Rules and the Company's current practice.

The purpose of this circular is to provide you with information regarding the proposed Repurchase Mandate and the proposed Share Issue Mandate and the proposed amendments to the Bye-laws and the re-election of the retiring director.

2. GENERAL MANDATE TO REPURCHASE SHARES

At the special general meeting of the Company held on 18th September, 2003, a general mandate was given by the Company to the Directors to exercise the powers of the Company to repurchase Shares of the Company. Such mandate will lapse at the conclusion of the forthcoming Annual General Meeting. The Directors propose to seek your approval of the Repurchase Resolution to be proposed at the Annual General Meeting. An explanatory statement as required under the Share Repurchase Rules to provide the requisite information of the Repurchase Mandate is set out in Appendix I hereto.

3. GENERAL MANDATE TO ISSUE SHARES

At the Annual General Meeting two ordinary resolutions will be proposed respectively granting to the Directors a general mandate to allot, issue and deal with Shares not exceeding 20% of the issued share capital of the Company as at the date of passing the resolution and adding to such general mandate so granted to the Directors any Shares representing the aggregate nominal amount of the Shares repurchased by the Company after the granting of the general mandate to repurchase Shares up to 10% of the issued share capital of the Company as at the date of passing the Repurchase Resolution.

4. AMENDMENTS TO BYE-LAWS OF THE COMPANY

The Listing Rules have recently been amended. Listed issuers are required to amend their constitutional documents to ensure compliance with the amended provisions of Appendix 3 of the Listing Rules including the following provisions which became effective on 31st March, 2004:

(1) the amendment of the definition of "associate" to reflect the definition under the Listing Rules;

(2) the minimum seven-day period for lodgment by shareholders of the notice to nominate a director shall commence no earlier than the day after the despatch of the notice of the meeting appointed for such election and end no later than seven days before the date of such meeting;

(3) directors shall abstain from voting at the board meeting on any matter in which they or any of their associates have a material interest and they are not to be counted towards the quorum of the relevant board meeting, except as otherwise provided in the Bye-laws and the Listing Rules; and

(4) where any shareholder is, under the Listing Rules, required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such shareholder in contravention of such requirement or restriction shall not be counted.

To align the Bye-laws with the amendments to the Listing Rules as well as to keep the Bye-laws more in line with the current practice of the Company, the Board proposes that the Bye-laws be amended in the manner as set out in the Special Resolution.

The full text of the proposed amendments to the Bye-laws are set out in the notice of the Annual General Meeting contained on pages 11 to 17 of this circular.

5. ANNUAL GENERAL MEETING

On pages 11 to 17 of this circular, you will find a notice convening the Annual General Meeting which contains, inter alia, the following proposed resolutions:

- an ordinary resolution to grant to the Directors a general mandate to exercise all powers of the Company to repurchase on the Stock Exchange Shares representing up to a maximum of 10% of the issued share capital of the Company as at the date of passing the Repurchase Resolution;

- an ordinary resolution to grant to the Directors a general mandate to authorise the Directors to issue, allot and deal with Shares not exceeding 20% of the issued share capital of the Company as at the date of passing such resolution;

- an ordinary resolution to extend the general mandate which will be granted to the Directors to issue, allot and deal with Shares not exceeding 20% of the issued share capital of the Company by adding to it the number of Shares repurchased under the Repurchase Mandate after the granting of the general mandate; and

- a special resolution to approve the proposed amendments to the Bye-laws.

At the Annual General Meeting, a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is duly demanded (a) by the chairman of the meeting; or (b) by at least three Members present in person or by duly authorised corporate representative or by proxy for the time being entitled to vote at the meeting; or (c) by any Member or Members present in person or by duly authorised corporate representative or by proxy and representing in aggregate not less than one-tenth of the total voting rights of all the Members having the right to attend and vote at the meeting; or (d) by any Member or Members present in person by duly authorised corporate representative or by proxy and holding shares in the Company conferring a right to attend and vote at the meeting on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

On a show of hands, every Member who is present in person or by a duly authorised representative or by proxy shall have one vote, and on a poll every member present in person or by a duly authorised representative or by proxy shall have one vote for every share of which he is the holder which is fully paid up or credited as fully paid up. On a poll a member entitled to more than one vote need not use all his votes or cast all the votes he uses in the same way.

6. RE-ELECTION OF RETIRING DIRECTOR

In accordance with Bye-law 82 of the Bye-laws, Mr. Ho Hau Chong, Norman will retire as a director by rotation at the Annual General Meeting. Mr. Ho Hau Chong, Norman, being eligible, will offer himself for re-election. Information on the retiring director proposed for re-election as required to be disclosed under the Listing Rules is set out in Appendix II to this circular.

7. ACTION TO BE TAKEN

A proxy form for use at the Annual General Meeting is enclosed herewith. Whether or not you intend to attend the Annual General Meeting, you are requested to complete the proxy form in accordance with the instructions printed thereon and return it to the head office and principal place of business of the Company at 5th Floor, Shing Dao Industrial Building, 232 Aberdeen Main Road, Hong Kong not less than 48 hours before the time appointed for holding the Annual General Meeting. Completion and return of a proxy form will not preclude you from attending and voting at the Annual General Meeting or any adjourned meeting thereof (as the case may be) should you so wish.

8. RECOMMENDATION

The Directors are pleased to recommend Mr. Ho Hau Chong, Norman, the retiring Director, details of whom are set out in Appendix II of this circular, for re-election at the Annual General Meeting. The Directors believe that the Repurchase Mandate and, the Share Issue Mandate and the proposed amendments to the Bye-laws are all in the best interests of the Company and its shareholders. Accordingly, the Directors recommend that all Shareholders should vote in favour of the resolutions set out in the notice of Annual General Meeting.

By Order of the Board
LAU SAK HONG, PHILIP
Chairman

This appendix serves as an explanatory statement, as required by the Share Repurchase Rules, to provide requisite information to you for your consideration of the proposal to permit the repurchase of Shares up to a maximum of 10% of the issued share capital of the Company as at the date of passing the Repurchase Resolution.

1. SHARE CAPITAL

As at the Latest Practicable Date, the issued share capital of the Company comprised 762,675,614 Shares.

Subject to the passing of the Repurchase Resolution and on the basis that no further Shares are issued or repurchased prior to the Annual General Meeting, the Company would be allowed under the Repurchase Resolution to repurchase a maximum of 76,267,561 Shares as at the Latest Practicable Date.

2. REASONS FOR REPURCHASE

The Directors believe that the Repurchase Proposal is in the best interests of the Company and its shareholders. Such repurchase may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net assets and/or earnings per Share of the Company and will only be made when the Directors believe that such a repurchase will benefit the Company and its shareholders.

3. FUNDING OF REPURCHASE

In repurchasing Shares, the Company may only apply funds legally available for such purpose in accordance with its memorandum of association and the Bye-laws and the applicable laws of Bermuda. The Companies Act provides that the amount of capital repaid in connection with a share repurchase may only be paid out of either the capital paid up on the relevant shares, or the funds of the Company that would otherwise be available for dividend or distribution or the proceeds of a fresh issue of shares made for the purpose. The amount of premium payable on repurchase may only be paid out of either the funds that would otherwise be available for dividend or distribution or out of the share premium account of the Company before the shares are repurchased.

There might be a material adverse impact on the working capital or gearing position of the Company as compared with the position disclosed in the audited accounts contained in the annual report of the Company for the year ended 31st March, 2004 in the event that the power to repurchase Shares pursuant to the Repurchase Mandate was to be carried out in full at any time during the proposed repurchase period. However, the Directors do not propose to exercise the power to repurchase Shares pursuant to the Repurchase Mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements or gearing position of the Company which the Directors may from time to time determine to be appropriate for the Company.

4. SHARE PRICES

The highest and lowest prices at which the Shares have traded on the Stock Exchange during each of the previous twelve months before the Latest Practicable Date were as follows:

	Highest *HK$*	Lowest *HK$*
July 2003	1.06	0.71
August 2003	1.04	0.73
September 2003	1.02	0.79
October 2003	1.20	0.80
November 2003	1.54	1.18
December 2003	1.27	1.02
January 2004	1.48	1.05
February 2004	1.63	1.36
March 2004	1.59	1.10
April 2004	1.30	0.99
May 2004	1.14	0.81
June 2004	1.20	0.92

5. UNDERTAKING

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the powers of the Company to make repurchases pursuant to the Repurchase Mandate and in accordance with the Listing Rules and the applicable laws of Bermuda.

None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, any of their associates nor any directors of such associates (as defined in the Listing Rules), have any present intention to sell any Shares to the Company or its subsidiaries under the Repurchase Proposal if such is approved by the Shareholders.

No connected persons (as defined in the Listing Rules) have notified the Company that they have any present intention to sell any Shares to the Company or its subsidiaries, or have undertaken not to do so, in the event that the Repurchase Mandate is approved by the Shareholders.

6. TAKEOVERS CODE

If on the exercise of the power to repurchase Shares pursuant to the Repurchase Mandate, a Shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purposes of Rule 32 of the Takeovers Code. As a result, a Shareholder or group of Shareholders acting in concert could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rules 26 and 32 of the Takeovers Code.

As at the Latest Practicable Date, Messrs. Philip Lau Sak Hong, Anthony Lau Sak Kai and Andy Lau Sak Yuk and their associates, including companies and trust controlled by them ("Lau's Family"), held on a beneficial basis 316,269,164 Shares representing 41.47% of the issued share capital of the Company. Based on such shareholdings and in the event that the Directors exercised in full the power to repurchase Shares pursuant to the Repurchase Resolution, the shareholdings of Lau's Family would be increased to approximately 46.08% of the issued share capital of the

Company. In the event the Directors exercised in full the power to repurchase Shares pursuant to the Repurchase Mandate, an obligation to make a general offer to Shareholders under Rules 26 and 32 of the Takeovers Code may arise. The Directors have no present intention to exercise the power to repurchase Shares pursuant to the Repurchase Mandate to such an extent as to result in takeover obligations under the Takeovers Code.

7. SHARES REPURCHASE MADE BY THE COMPANY

There have been no repurchases by the Company, or any of its subsidiaries of any Shares (whether on the Stock Exchange or otherwise) in the six months preceding the Latest Practicable Date.

The following are the particulars of the Director proposed to be re-elected at the Annual General Meeting to be held on 20th September, 2004:

Mr. Ho Hau Chong, Norman, aged 48, holds a Bachelor of Arts degree from the University of Exeter and has over 20 years of experience in management and property development. Mr. Ho is currently a director of Miramar Hotel & Investment Company Limited, an independent non-executive director of Hong Kong Ferry (Holdings) Company Limited, Lee Hing Development Limited and a non-executive director of CITIC Pacific Limited, Tai Fook Securities Group Limited and Asia Logistic Technologies Limited. He is also a fellow member of the Hong Kong Society of Accountants. Mr. Ho has been an Independent Non-Executive Director of Starlight International Holdings Limited ("the Company") since 1998. He has neither interests in the Shares within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) nor any relationship with any other Directors, senior management or substantial or controlling Shareholders of the Company.

There is no employment contract entered into between the Company and Mr. Ho. He is not appointed for a specific term except that he is subject to retirement by rotation and re-election in accordance with Bye-law 82 of the Bye-laws which provides that at every annual general meeting, one third of the Directors for the time being or, their number is not a multiple of three, then the number nearest to but not exceeding one-third shall retire from office. The director's fee payable to Mr. Ho for the year ending 31st March, 2005 has not yet been determined and will be determined by the Shareholders of the Company at the Annual General Meeting. At the Annual General Meeting, the Board wishes to propose for the approval of Shareholders a director's fee of HK$15,000 for each Independent Non-Executive Director. For the year ended 31st March, 2004, Mr. Ho received a director's fee of HK$15,000. The Board considers that there is no other matter relating to the proposed re-election of Mr. Ho that will need to be brought to the attention of the Shareholders.

STARLITE

STARLIGHT INTERNATIONAL HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

Stock Code: 485

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Starlight International Holdings Limited will be held at Lavender Room, 27th Floor, The Park Lane, 310 Gloucester Road, Hong Kong on Monday, 20th September, 2004 at 3:00 p.m. for the following purposes:

1. To receive and consider the financial statements and the reports of the Directors and auditors for the year ended 31st March, 2004.

2. To declare a final dividend.

3. To re-elect retiring Director and to fix the remuneration of directors.

4. To re-appoint auditors and to authorize the Directors to fix their remuneration.

5. As special business, to consider and, if thought fit, pass the following resolution as an ordinary resolution of the Company:

ORDINARY RESOLUTION

"THAT:-

(a) subject to paragraph (b) of this Resolution, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase issued shares of HK$0.40 each in the capital of the Company on The Stock Exchange of Hong Kong Limited ("the Stock Exchange") or on any other stock exchange on which the shares of the Company may be listed and recognised by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or of any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company which the Directors of the Company is authorised to repurchase pursuant to the approval in paragraph (a) of this Resolution shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing this Resolution and the said approval shall be limited accordingly; and

(c) for the purposes of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

   (i) the conclusion of the next annual general meeting of the Company;

   (ii) the expiration of the period within which the next annual general meeting of the Company is required by any applicable laws of Bermuda or the bye-laws of the Company to be held; and

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting."

6. As special business, to consider and, if thought fit, pass the following resolution as an ordinary resolution of the Company:

ORDINARY RESOLUTION

"**THAT**:–

(a) subject to paragraph (c) of this Resolution, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares of HK$0.40 each in the capital of the Company and to make or grant offers, agreements and options (including bonds, warrants and debentures convertible into shares of the Company) which would or might require the exercise of such power be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) of this Resolution shall authorise the Directors of the Company during the Relevant Period (as hereinafter defined) to make or grant offers, agreements and options (including bonds, warrants and debentures convertible into shares of the Company) which would or might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) and issued by the Directors of the Company pursuant to the approval in paragraph (a) of this Resolution, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined); (ii) an issue of shares as scrip dividends pursuant to the Bye-laws of the Company from time to time; (iii) an issue of shares under any option scheme or similar arrangement for the time being adopted for the grant or issue of shares or rights to acquire shares of the Company; or (iv) an issue of shares upon the exercise of rights of subscription or conversion under the terms of any warrants of the Company, shall not exceed 20% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing this Resolution, and the said approval granted under paragraphs (a) and (b) of this Resolution shall be limited accordingly; and

(d) for the purpose of this Resolution,

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by any applicable laws of Bermuda or the bye-laws of the Company to be held; and

(iii) *the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting; and*

"Rights Issue" means an offer of shares, or offer or issue of warrant, options or other securities giving rights to subscribe for shares of the Company open for a period fixed by the Directors of the Company to the holders of shares of the Company on the register on a fixed record date in proportion to their then holdings of such shares as at that date (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong applicable to the Company)."

7. As special business, to consider and, if thought fit, pass the following resolution as an ordinary resolution of the Company:

ORDINARY RESOLUTION

"**THAT** subject to the passing of the Resolutions set out in items 5 and 6 of the notice convening this meeting, the general mandate granted to the Directors of the Company to allot, issue and deal with additional shares pursuant to the Resolution set out in item 6 of the notice convening this meeting be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of shares in the capital of the Company repurchased by the Company under the authority granted pursuant to the Resolution set out in item 5 of the notice convening this meeting."

8. As special business, to consider and, if thought fit, pass the following resolution as a special resolution of the Company:

SPECIAL RESOLUTION

"**THAT** the existing Bye-laws of the Company be and are hereby amended in the following manner:

(A) Bye-law 1.

(i) By deleting the existing definition of "associates" and substituting therefor the following new definition:

""associates" shall have the meaning attributed to it in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited."

(ii) By inserting the following definition of "business day" after the definition of "Board":

""business day" a day on which banks are open for business in Hong Kong, other than a Saturday."

(iii) By inserting the following definition of "subsidiary" after the definition of "special resolution":

""subsidiary" shall have the meaning attributed to it in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited."

(iv) By deleting from the definition of "Clearing House" the words "Section 2 of the Securities and Futures (Clearing House) Ordinance (Chapter 420 of Laws of Hong Kong)" and substituting therefor the words "Securities and Futures Ordinance (Chapter 571 of Laws of Hong Kong)".

(v) By deleting the definition of "Hong Kong" and substituting therefor the following new definition:

"Hong Kong" means the Hong Kong Special Administrative Region of The People's Republic of China".

(B) By inserting the following sentence after the first sentence of Bye-Law 4:

"Where any shares issued by the Company do not carry voting rights, the words "non-voting rights" shall appear on the share certificates representing such shares and where any shares (other than shares not carrying voting rights) issued by the Company have different voting rights, the share certificates of each class of shares, other than those with the most favourable voting rights, shall include the words "restricted voting" or "limited voting"."

(C) By inserting the following words at the end of Bye-law 5:

"Where the Company purchases for redemption a redeemable share, purchases not made through the market or by tender shall be limited to a maximum price as may from time to time be determined by the Company in general meeting, either generally or with regard to specific purchases. If a purchase is by tender, tenders shall be available to all Members alike."

(D) By deleting the words "within twenty-one days" and replacing therewith the words "within ten business days" in Bye-law 12.

(E) By re-numbering Bye-law 58 as 58(A) and inserting the following new Bye-law 58(B):

"58(B). In case of any share capital of the Company listed on a stock exchange, where any Member is, under the rules, regulations or codes of such stock exchange, required to abstain from voting on any particular resolution of the Company or restricted to voting only for or only against any particular resolution of the Company, any votes cast by or on behalf of such Member in contravention of such requirement or restriction shall not be counted."

(F) (i) By adding the words "or unless, in the case of any share capital of the Company listed on a stock exchange, a poll is required to be taken under the rules, regulations or codes of such stock exchange" to the end of the first sentence in the first paragraph of the Bye-law 59.

(ii) By adding the words "or unless, in case of any share capital of the Company is listed on a stock exchange, a poll is taken as may from time to time be required under the rules, regulations or codes of such stock exchange" after the words "the demand is not withdrawn" in the first sentence of the second paragraph of the Bye-law 59.

(G) By deleting Bye-law 79 in its entirety and substituting the following therefor:

"79. No person other than a Director retiring at the meeting shall, unless recommended by the Directors for election, be eligible for election as a Director at any general meeting unless notice in writing signed by a Member (other than the person to be proposed) duly qualified to attend and vote at the meeting for which such notice is given of his intention to propose such person for election and also notice in writing signed by the person to be proposed of his willingness to be elected shall have been lodged with the Company at the head office or principal place of business not earlier than the day after the despatch of the notice of the general meeting appointed for such election and no later than seven (7) days prior to the date of such general meeting and provided that the minimum period for lodgment of the aforesaid notices shall be at least seven (7) days."

(H) By deleting the clauses (H), (I), (J) and (K) of Bye-law 91 and substituting the following therefor:

"91. (H) Save as otherwise provided by these Bye-laws, a Director shall not vote (nor shall he be counted in the quorum) on any resolution of the Board approving any contract or arrangement or any other proposal in which he or any of his associates is materially interested and if he shall do so his vote shall not be counted (nor shall he be counted in the quorum for that resolution), but this prohibition shall not apply to any of the following matters namely:

(i) any contract or arrangement for the giving to such Director or his associate(s) any guarantee security or indemnity in respect of money lent by him or any of his associate(s) or obligations incurred or undertaken by him or any of his associate(s) at the request of or for the benefit of the Company or any of its subsidiaries;

(ii) any contract or arrangement for the giving of any guarantee, security or indemnity to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which the Director or his associate(s) has himself/themselves assumed responsibility in whole or in part whether alone or jointly under a guarantee or indemnity or by the giving of security;

(iii) any contract or arrangement concerning an offer of shares or debentures or other securities of or by the Company or any other company which the Company may promote or be interested in for subscription or purchase, where the Director or his associate(s) is/are or is/are to be interested as a participant in the underwriting or sub-underwriting of the offer;

(iv) any contract or arrangement in which the Director or his associate(s) is/are interested in the same manner as other holders of shares or debentures or other securities of the Company or any of its subsidiaries by virtue only of his/their interest in shares or debentures or other securities of the Company;

(v) any contract or arrangement concerning any other company in which the Director or his associate(s) is/are interested only, whether directly or indirectly, as an officer or executive or a shareholder or in which the Director or his associate(s) is/are beneficially interested in shares of that company, provided that the Director and/or his associates are not in aggregate beneficially interested in five (5)% or more of the issued shares or of the voting rights of any class of shares of such company (or any third company through which his interest or that of his associate(s) is derived); or

(vi) any proposal or arrangement concerning including the adoption, modification or operation of a pension fund or retirement, death or disability benefits scheme or other arrangement which relates both to Directors, his associate(s) and employees of the Company or of any of its subsidiaries and does not provide in respect of any Director or his associate(s) as such any privilege or advantage not accorded to the class of persons to which such scheme or fund relates.

(vii) any proposal or arrangement concerning the adoption, modification or operation of any employees' share scheme or any share incentive or share option scheme under which a Director or his associate(s) may benefit.

(I) A company shall be deemed to be a company in which a Director together with any of his associate(s) owns five (5) per cent. or more if and so long as (but only if and so long as) he and/or his associates, (either directly or indirectly) are the holders of or beneficially interested in five (5) per cent. or more of any class of the equity share capital of such company or of the voting rights available to members of such company (or of any third company through which his/their interest or that of any of his associates is derived). For the purpose of this paragraph there shall be disregarded any shares held by a Director or his associate(s) as bare or custodian trustee and in which he or any of them has no beneficial interest, any shares comprised in a trust in which the interest of the Director or his associate(s) is/are in reversion or remainder if and so long as some other person is entitled to receive the income thereof, and any shares comprised in an authorised unit trust scheme in which the Director or his associate(s) is/are interests only as a unit holder.

(J) Where a company in which a Director and/or his associate(s) holds five (5) per cent. or more is/are materially interested in a transaction, then that Director and/or his associate(s) shall also be deemed materially interested in such transaction.

(K) If any question shall arise at any meeting of the Board as to the materiality of the interest of a Director (other than the chairman of the meeting) or as to the entitlement of any Director (other than such chairman) to vote or to be counted in quorum and such question is not resolved by his voluntarily agreeing to abstain from voting or to be counted in quorum, such question shall be referred to the chairman of the meeting and his ruling in relation to such other Director shall be final and conclusive except in a case where the nature or extent of the interest of the Director and/or his associate(s) concerned as known to such Director has not been fairly disclosed to the Board. If any question as aforesaid shall arise in respect of the chairman of the meeting such question shall be decided by a resolution of the Board (for which purpose such chairman shall not vote thereon) and such resolution shall be final and conclusive except in a case where the nature or extent of the interest of such chairman and/or his associate(s) concerned as known to such chairman has not been fairly disclosed to the Board."

By Order of the Board
PETER LEE YIP WAH
Secretary

Hong Kong, 30th July, 2004.

Notes:

1. Any member of the Company entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and vote instead of him. A proxy need not be a member of the Company.

2. To be valid, a proxy form, together with any power of attorney or other authority (if any) under which it is signed, or a notarially certified copy thereof, must be deposited at the head office and principal place of business of the Company at 5th Floor, Shing Dao Industrial Building, 232 Aberdeen Main Road, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof.

3. The register of members of the Company will be closed from Tuesday, 14th September, 2004 to Monday, 20th September, 2004, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the proposed final dividend, all completed transfer forms accompanied by the relevant share certificates must be lodged with share registrars of the Company in Hong Kong, Secretaries Limited, G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not later than 4:00 p.m. on Monday, 13th September, 2004.

(J) 當董事及／或其聯繫人士持有百分之五(5)或以上權益之公司於一項交易中擁有重大利益關係，則有關董事及／或其聯繫人士亦將被視為於該交易中擁有重大利益關係。

(K) 倘若於任何董事局會議上就董事（該會議主席除外）權益之重要性或就任何董事（該主席除外）之投票或計入法定人數權利而產生任何問題，而有關問題未能由該名董事自願同意放棄投票或計入法定人數而獲得解決，有關問題須轉介給會議主席，而其就有關董事所作出之判決將屬最後及最終決定，惟倘該董事所知悉涉及該董事及／或其聯繫人士之權益之性質或範圍並未向董事局全面披露則除外。倘上述之問題涉及該會議主席，則有關問題須以董事局決議案方式議決（就此而言，該名主席將不得就有關決議案投票），而有關決議案將為最後及最終決定，惟倘該主席及／或其有關之聯繫人士所知悉涉及其權益之性質或範圍並未向董事局全面披露則除外。」；

承董事局命
秘書
李業華

香港，二零零四年七月三十日

附註：

一、 凡有權出席此次大會並可於會上投票之本公司股東，均有權委派一名或多名代表出席及代其投票，受委代表毋須為本公司之股東。

二、 代表委任表格連同簽署人之授權書或其他授權文件（如有）或經公證人簽署證明之該等文件副本，須於大會或其任何續會指定舉行時間四十八小時前送達本公司總辦事處及主要營業地點，香港香港仔大道二百三十二號城都工業大廈五樓，方為有效。

三、 本公司將於二零零四年九月十四日（星期二）至二零零四年九月二十日（星期一），包括首尾兩天在內，暫停辦理股份過戶登記手續。為確保收取建議之末期股息之權利，所有填妥之股份過戶表格連同有關之股票，最遲須於二零零四年九月十三日（星期一）下午四時前送達本公司之股份過戶登記處香港分處，秘書商業服務有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下。

(iii) 任何有關提呈本公司或本公司創辦或擁有權益之任何其他公司之股份或債券或其他證券以供認購或購買之合約或安排，而董事或其聯繫人士因參與出售建議之包銷或分包銷而與其有利益關係；

(iv) 董事或其聯繫人士僅因其於本公司或其任何附屬公司之股份或債券或其他證券擁有權益，一如本公司股份或債券或其他證券之其他持有人般而於合約或安排有利害關係；

(v) 就涉及任何其他公司之任何合約或安排，董事或其聯繫人士僅因於該公司擔任高級人員或行政人員或股東身份而直接或間接擁有權益，或董事或其聯繫人士實益擁有該公司之股份，惟董事及／或其聯繫人士合計不可實益擁有該公司（或任何其或其聯繫人士藉以獲得權益之任何第三方公司）5%或以上之已發行股份或任何類別股份投票權；或

(vi) 任何涉及採納、修訂或執行關乎董事、其聯繫人士或本公司之養老金或退休金、死亡或傷殘撫恤金計劃或其他安排之建議或安排，並且該等建議及安排並不賦予董事或其任何聯繫人士與該等計劃或基金相關之類別人士不相符之任何特權；

(vii) 有關採納、修訂或執行董事或其聯繫人士可據此受惠之任何僱員購股權計劃或任何股份獎勵計劃或購股權計劃之任何建議或安排。

(I) 倘若及只要（惟僅倘若並只要）董事連同其任何聯繫人士（不論直接或間接地）作為持有人或實益擁有一家公司（或其藉以獲得或其任何聯繫人士藉以獲得權益之任何第三方公司）任何類別股本權益或該公司股東所享有之投票權百份之五(5)或以上，則該公司將被視為一家由董事及／或其聯繫人士擁有百份之五(5)或以上權益之公司。就本段而言，董事或其聯繫人士以被動受託人或保管受託人身份持有且其或任何彼等並未擁有實益權益之任何股份、計入董事及／或其聯繫人士持有之權益為還原權益或剩餘權益之信託中之任何股份（倘若及只有若干其他人士有權收取有關信託之收入）、計入董事或其聯繫人士僅以單位持有人身份擁有權益之法定單位信託計劃之任何股份均不予計算在內。

(F) (i) 於章程細則第59條第一段首句句末，加入詞組「或者，除非如本公司任何股本於證券交易所上市，根據有關證券交易所之規則、規條或守規之規定，以不記名方式投票」。

(ii) 於章程細則第59條第二段首句之詞組「並未撤銷要求」後，加入詞組「或者，除非如本公司任何股本於證券交易所上市，根據該證券交易所不時之規則、規條或守規之規定，以不記名方式投票」。

(G) 刪除章程細則第79條全條，以下文代之：

「79. 除於大會上退任之董事以外，除非獲董事推選，否則概無任何人士符合資格於任何股東大會上參選擔任董事。除非正式合資格出席有關大會並於會上投票之股東（獲提名參選董事之人士除外）發出經簽署之書面通知，表示有意於會上提名有關人士參選，而獲提名之人士亦已向本公司之總辦事處或主要營業地點發出經簽署之書面通知表示願意參選則作別論，惟遞交有關通知之期限，須由不早於寄發有關選舉指定大會通告後翌日起開始，以及不得遲於有關股東大會舉行日期前七(7)日止結束，而有關期限最短須為七(7)日」；

(H) 刪除章程細則第91(H)、(I)、(J)及(K)條，以下文代之：

「91. (H)除此等章程細則另行規定者外，董事不得就其或其任何聯繫人士有重大利益關係之任何合約或安排或任何其他建議之董事局決議案投票（亦不得計入法定人數內），即使董事進行投票，亦不計及其票數（亦不得計入法定人數內），惟此項限制不適用於下列事項：

(i) 就董事或其聯繫人士應本公司或其任何附屬公司之要求或為其利益而借出款項或產生或作出承擔，而向該董事或其聯繫人士提供任何抵押或賠償保證之任何合約或安排；

(ii) 就本公司或其任何附屬公司之債項或承擔而向第三者提供任何擔保、抵押或賠償保證之合約或安排，而董事或其聯繫人士其／彼等本身根據一項擔保或賠償保證或藉提供抵押已就該債項或承擔不論單一或共同已負上全部或部份責任；

(iii) 在「特別決議案」定義後加入以下「附屬公司」定義：

「「附屬公司」指香港聯合交易所有限公司證券上市規則所賦予的涵義。」

(iv) 刪除「結算所」之定義中「證券及期貨（結算所）第2節條例（香港法例第420章）」之詞組，以下述詞組「證券及期貨條例（香港法例第571章）」代之。

(v) 刪除「香港」之現有定義，以下述新定義代之：

「「香港」指中華人民共和國香港特別行政區」。

(B) 於章程細則第4條第一句後加入以下句子：

「倘本公司發行之任何股份並不附有投票權，則「無投票權」之詞組應出現在代表該等股份之股票上，而倘本公司所發行之任何股份(不附投票權之股份除外)有不同的投票權，則各類別股份(附有最優惠投票權者除外)之股票須載有「限制投票」或「有限投票」的詞組。

(C) 於章程細則第5條末加入下列詞組：

「當本公司就贖回而購買可贖回股份，購買並未經市場或競投進行，則價格不得高於本公司不時於股東大會釐訂之最高價格，不論就一般或特定購買而言。如購買以競投方式進行，則所有股東均可同樣競投。」

(D) 刪除章程細則第12條內「二十一日內」之詞組，以詞組「十個營業日內」代之。

(E) 將章程細則第58條重新編碼為第58(A)條，並加入以下新的章程細則第58(B)條：

「58(B). 如本公司任何股本於證券交易所上市，任何根據該證券交易所不時之規則、規條或守規之規定，須就本集團任何特定決議案放棄投票或僅可就本集團任何特定決議案投贊成票或反對票，該股東或其代表所作違反上述規定或限制之任何投票，不得計算在內。」

(iii) 本公司股東在股東大會上通過普通決議案撤銷或修訂本決議案所授權力之日；及

「配售新股」乃指本公司董事於指定期限內，根據於某一指定記錄日期名列股東名冊之本公司股份持有人，按其截至該日之持有股份比例，向彼等提出出配售股份、或提呈或發行認股權證、購股權或附有權利認購本公司股份之其他證券之建議（惟本公司董事有權就零碎配額或就適用於本公司香港以外任何地區法例之限制或責任或任何認可規管機構或任何證券交易所之規定，作出其認為必須或權宜之豁免或其他安排）。」

七、 作為特別事項，考慮並酌情通過下列決議案為本公司之普通決議案：

普通決議案

「**動議**待通過本大會召開通告內之第五及第六項所載決議案後，擴大根據本大會召開通告內之第六項所載決議案授予本公司董事配發、發行及處理額外股份之一般授權，加入相當於本公司根據本大會召開通告第五項所載決議案授予權力所購回本公司股本中股份之面值總額。」

八、 作為特別事項，考慮並酌情通過下列決議案為本公司之特別決議案：

特別決議案

「**動議**以下列方式修訂本公司之現有章程細則：

(A) 章程細則第1條

(i) 刪除「聯繫人士」之現有定義，以下述新定義代之：

「「聯繫人士」應具有香港聯合交易所有限公司證券上市規則所賦與之涵義。」

(ii) 在「董事局」定義後加入以下「營業日」定義：

「「營業日」指香港銀行開門營業之日子，不包括星期六。」

(iii) 本公司股東在股東大會通過普通決議案撤銷或修訂本決議案所授權力之日。

六、 作為特別事項，考慮並酌情通過下列決議案為本公司之普通決議案：

普通決議案

「**動議**：

(a) 在本決議案(c)段之規限下，一般及無條件批准本公司董事於有關期間（定義見下文）內行使本公司所有權力，以配發、發行及處理本公司股本中每股面值0.40港元之額外股份，以及作出或授出可能需要行使該等權力之售股建議、協議、購股權（包括債券、認股權證及可兌換本公司股份之債權證）；

(b) 在本決議案(a)段之批准將授權本公司董事於有關期間（定義見下文）內作出或授出於有關期間結束後將或需行使該等權力之售股建議、協議及購股權（包括債券、認股權證及可兌換本公司股份之債權證）；

(c) 本公司董事根據本決議案(a)段之批准而配發或有條件或無條件同意配發（不論是否根據購股權或其他原因配發）及發行之股本面值總額，不得超過於本決議案通過當日本公司已發行股本面值總額之20%（惟根據(i)配售新股（定義見下文）；(ii)根據本公司不時之章程細則就任何以股代息計劃而發行股份；(iii)根據不時採納之購股權計劃或授出或發行股份或購買本公司股份權利之類似安排而發行股份；或(iv)於根據本公司任何認股權證之條款行認購或兌換權利而發行股份者除外），而根據本決議案(a)段及(b)段授出之上述批准亦須受此限制；及

(d) 就本決議案而言，

「有關期間」乃指由本決議案獲通過起至下列任何一項較早發生止之期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 任何百慕達適用法例或本公司之章程細則規定本公司須舉行下屆股東週年大會期限屆滿時；及

STARLITE

STARLIGHT INTERNATIONAL HOLDINGS LIMITED
升岡國際有限公司

(於百慕達註冊成立之有限公司)

股份代號:485

茲通告升岡國際有限公司謹訂於二零零四年九月二十日(星期一)下午三時正假座香港告士打道310號柏寧酒店二十七樓薰衣草廳舉行股東週年大會,以便考慮下列事項:

一、 省覽截至二零零四年三月三十一日止年度之財務報告與董事局及核數師報告。

二、 宣派末期股息。

三、 重選退任董事及釐定董事酬金。

四、 續聘核數師及授權董事局釐定其酬金。

五、 作為特別事項,考慮並酌情通過下列議案為本公司之普通決議案:

普通決議案

「**動議**:

(a) 在本決議案(b)段之規限下,一般及無條件批准本公司董事於有關期間(定義見下文)行使本公司全部權力,在香港聯合交易所有限公司(「聯交所」)上市或本公司股份可能上市並就此獲香港證券及期貨監察委員會及聯交所確認之任何其他證券交易所購回本公司股本每股面值0.40港元之已發行股份,惟須遵照不時修訂之所有適用法例及聯交所證券上市規則或任何其他證券交易所之規定,並受其規限。

(b) 根據本決議案(a)段所批准本公司董事獲授權購回之本公司股份面值總額,不得超過通過本決議案當日本公司已發行股本面值總額10%,而上述亦批准須受此數額限制。

(c) 就本決議案而言,「有關期間」指由本決議案通過當日起至下列任何一項較早發生日期止之期間:

(i) 本公司下屆股東週年大會結束時;

(ii) 任何百慕達適用法例或本公司之章程細則規定本公司須舉行下屆股東週年大會期限屆滿時;及

以下為建議在二零零四年九月二十日召開之股東週年大會上重選連任董事之詳情：

何厚鏘先生，48歲，持有英國University of Exeter文學士學位，擁有超過20年的管理及物業發展經驗。何先生現為美麗華酒店企業有限公司董事、香港小輪（集團）有限公司、利興發展有限公司之獨立非執行董事及中信泰富有限公司、大福證券集團有限公司及亞洲物流科技有限公司之非執行董事。彼亦為香港會計師公會資深會員。何先生自一九九八年起出任升岡國際有限公司（「本公司」）之獨立非執行董事。彼於股份中並不持有任何權益（定義見香港法例第571章證券及期貨條例第XV部），彼與本公司之任何其他董事、高級管理層或主要或控股股東亦無任何關係。

本公司並無與何先生訂立任何僱傭合約。彼並無指定委任年期，惟彼須輪值告退，但可根據章程細則第82條重選連任。章程細則第82條規定，在每次股東週年大會上，當時三分之一董事（或倘董事人數並非三之倍數，則以最接近但不超過三分之一之數目為準）必須退任。截至二零零五年三月三十一日止年度應付予何先生之董事袍金尚未釐定，並將由本公司股東在股東週年大會上釐定。於股東週年大會上，董事局建議提呈股東批准每名獨立非執行董事之董事袍金為15,000港元。於截至二零零四年三月三十一日止年度，何先生收取之董事袍金達15,000港元。董事局認為並無任何有關何先生建議連任之其他事宜須知會股東。

持股將增至本公司已發行股本約46.08%。倘董事根據購回授權全面行使購回股份之權力，則將須根據收購守則第26條及32條向股東作出一項全面收購建議。倘根據購回授權行使購回股份之權力將導致產生收購守則項下之收購責任，則董事目前並無意行使該等權力。

7. 本公司購回股份

本公司或其任何附屬公司於最後實際可行日期前六個月並無在聯交所或其他證券交易所購回任何股份。

4.　股份價格

於最後實際可行日期前十二個月，股份在聯交所買賣所錄得之每月最高及最低價格如下：

	最高 港元	最低 港元
二零零三年七月	1.06	0.71
二零零三年八月	1.04	0.73
二零零三年九月	1.02	0.79
二零零三年十月	1.20	0.80
二零零三年十一月	1.54	1.18
二零零三年十二月	1.27	1.02
二零零四年一月	1.48	1.05
二零零四年二月	1.63	1.36
二零零四年三月	1.59	1.10
二零零四年四月	1.30	0.99
二零零四年五月	1.14	0.81
二零零四年六月	1.20	0.92

5.　承諾

董事已向聯交所作出承諾，只要相同情況適用，彼等將會行使本公司之權力，根據購回授權及按照上市規則及百慕達適用法例購回股份。

董事（在作出所有合理查詢後或據彼等所知）或彼等之任何聯繫人士或該等聯繫人士（定義見上市規則）之任何董事目前並無意在購回授權獲股東批准後向本公司或其附屬公司出售任何股份。

本公司現時並無接獲關連人士（定義見上市規則）通知，倘購回授權獲股東批准，彼等目前有意或已承諾不會向本公司或其附屬公司出售任何股份。

6.　收購守則

倘根據購回授權行使購回股份之權力導致股東於本公司之表決權之比例權益增加，則該增加就收購守則第32條而言將被視為一項收購。因此，一名或一群行動一致之股東可取得或鞏固本公司之控制權，並須根據收購守則第26條及32條提出強制性收購建議。

於最後實際可行日期，劉錫康先生、劉錫淇先生及劉錫澳先生及彼等之聯繫人士，包括彼等所控制之公司及信託（「劉氏家族」）實益持有316,269,164股股份，佔本公司已發行股本之41.47%。基於該等持股及倘董事根據購回決議案全面行使購回股份之權力，則劉氏家族之

本附錄載有根據購回股份規則所規定之説明函件，以便向　閣下提供　閣下於考慮批准購回本公司於購回決議案獲通過當日之已發行股本最多達10%之股份之建議時所須之資料。

1. 股本

於最後實際可行日期，本公司之已發行股本為762,675,614股股份。

購回決議案獲通過之規限下及在股東週年大會前並無發行或購回任何其他股份之基準計算，本公司於最後實際可行日期根據購回決議案將可購回最多達76,267,561股股份。

2. 購回之理由

董事認為，購回建議符合本公司及其股東之最佳利益。視乎市況及融資安排而定，購回股份或會提高本公司之資產淨值及／或每股盈利，並僅在董事認為該項購回將有利本公司及其股東之情況下方會進行。

3. 購回之資金

在購回股份時，本公司只會動用根據其組織章程大綱及章程細則及百慕達適用法例就此而言合法動用之資金。公司法規定就購回股份而償還之資金金額只可從有關股份之繳足股本或本公司可用作股息或分派之資金或就購回而發行新股之所得款項撥付。購回股份之應付溢價只可從購回股份前可用作股息或分派之溢利或本公司之股份溢價賬中撥付。

倘根據購回授權購回股份之權力在建議購回期之任何時間全面行使，則可能對本公司之營運資金或資本負債比率（與本公司截至二零零四年三月三十一日止年度之年報所載之經審核賬目所披露之狀況比較）造成重大不利影響。然而，董事建議在行使根據購回授權購回股份之權力時，董事作出不時適合之決定而對本公司營運資金需要或資本負債比率不會因此造成重大不利影響為限。

7. 將採取之行動

隨函附奉股東週年大會所使用之代表委任表格。無論　閣下會否出席股東週年大會，均須按照代表委任表格上所列印之指示將表格填妥，並最遲須於股東週年大會舉行時間48小時前將表格交回本公司之總辦事處及主要營業地點，地址為香港香港仔大道232號城都工業大廈5樓。填妥及交回代表委任表格後，　閣下仍可親身出席股東週年大會或其任何續會(視乎情況而定)及於會上投票。

8. 推薦意見

董事欣然推薦退任董事何厚鏘先生在股東週年大會上重選連任。何先生之詳情載於本通函附錄二。董事認為，購回授權、股份發行授權及修訂章程細則之建議均符合本公司及其股東之最佳利益。因此，董事建議全體股東投票贊成於股東週年大會通告所載之決議案。

此致

列位股東　台照

承董事局命
主席
劉錫康

香港，二零零四年七月三十日

5. 股東週年大會

召開股東週年大會之通告載於本通函第11至17頁。該通告載有(其中包括)下列之提呈決議案:

- 一項普通決議案,授予董事一般授權以行使本公司之一切權力,在聯交所購回佔本公司於購回決議案通過當日之已發行股本最多達10%之股份;
- 一項普通決議案,授予董事一般授權發行、配發及處理不超過本公司於該決議案通過當日已發行股本20%之股份為限;
- 一項普通決議案,擴大董事獲授以發行、配發及處理不超過本公司已發行股本20%之股份之一般授權,令增加之股數相當於在一般授權授出後根據購回授權所購回之股份數目;及
- 一項特別決議案,批准建議修訂章程細則。

在股東週年大會上,除非(a)大會主席;或(b)當時有權在大會上投票表決且親身或由正式獲授權之公司代表或委派代表出席大會之最少三名股東;或(c)親身或由正式獲授權公司代表或委派代表出席大會,且代表所有有權出席大會及在會上表決之股東之總表決權合共不少於十分一之股東;或(d)親身或由正式獲授權之公司代表或委派代表出席大會,且持有本公司附有權利出席大會及在會上表決之股份(即其繳足股本合共不少於所有附有該等權利之股份之繳足總股款十分一之股份)之任何股東正式要求作出投票表決,否則大會以舉手表決之方式就決議案進行表決。

在舉手表決時,每名親身或由正式授權代表或由委任代表出席之股東均有一票,而在投票表決時,每名親身或由正式獲授權代表或委派代表出席大會之股東均就其為持有人之每股繳足或入賬列作繳足股份擁有一票。在投票表決時,享有一票以上之股東毋須使用其全部票數或以同樣方式投票表決。

6. 重選退任董事

根據章程細則第82條之規定,何厚鏘先生將於股東週年大會上輪值告退,惟何厚鏘先生可膺選連任。根據上市規則規定須就建議重選連任之退任董事披露之資料載於本通函附錄二。

2. 購回股份之一般授權

於二零零三年九月十八日召開之本公司股東特別大會上，董事獲授予一項一般授權，以行使本公司權力購回本公司之股份。該項授權將於本公司即將召開之股東週年大會結束時失效。董事建議擬尋求　閣下批准將在股東週年大會上提呈之購回決議案。一份按照購回股份規則規定就購回授權提供所須資料之説明函件列載於本通函之附錄一內。

3. 發行股份之一般授權

於股東週年大會上將會提呈兩項普通決議案，分別授予董事一般授權，以配發、發行及處理不超過本公司於決議案通過當日之已發行股本20%的股份，及一般授權之擴大，增幅相當於本公司於購回股份之一般授權授出後購回本公司於購回決議案通過當日之已發行股本最多達10%之股份之總面值。

4. 修訂本公司之章程細則

上市規則已於近期作出修訂。上市發行人須修訂彼等之組織文件，以確保符合上市規則附錄3之經修訂條文，包括以下於二零零四年三月三十一日生效之條文：

(1) 修訂「聯繫人士」之定義，以反映上市規則之定義；

(2) 股東遞交提名董事通告的最短七日期限，不得早於寄發進行有關選舉之會議通告後翌日開始，亦不得遲於有關會議舉行日期前七日；

(3) 董事於董事局會議上須就彼等或彼等任何聯繫人士擁有重大權益之任何事項放棄投票權，且不得計入相關董事局會議之法定人數內，惟章程細則及上市規則另行規定者則除外；及

(4) 根據上市規則，倘任何股東須就任何特定決議案投棄權票或僅限於投票贊成或投票反對任何特定決議案，則有關股東或其代表在違反上述規定或限制之情況下作出之投票將不予計算。

為使章程細則與上市規則之修訂一致及令章程細則與本公司目前慣例更相符一致，董事局建議根據特別決議案所載之形式修訂章程細則。

修訂章程細則建議之全文載於本通函第11至17頁之股東週年大會通告內。

STARLITE
STARLIGHT INTERNATIONAL HOLDINGS LIMITED
升岡國際有限公司
(於百慕達註冊成立之有限公司)
股份代號:485

董事:
執行董事:
劉錫康(主席)
劉錫淇
劉錫澳

獨立非執行董事:
韓相田
何厚鏘

註冊辦事處:
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

總辦事處及主要營業地址:
香港
香港仔大道232號
城都工業大廈
5樓

敬啟者:

有關購回股份及發行股份之
一般授權
修訂章程細則
及重選退任董事之建議

1. 緒言

由於董事於二零零三年九月十八日獲授以發行及購回股份之一般授權將於應屆股東週年大會屆滿,因此將於股東週年大會上擬提呈決議案,向董事授出配發、發行及處理股份及購回股份之一般授權。

聯交所已根據二零零三年一月刊發之上市規則有關企業管治事宜之建議修訂之顧問結論之結果修訂上市規則。對上市規則所作之上述修訂已於二零零四年三月三十一日生效。董事認為,應對章程細則作出修改以便與經修訂上市規則之規定及本公司之現有慣例相符。

本通函之目的為向　閣下提供有關建議購回授權及建議股份發行授權及建議修訂章程細則及重選退任董事之資料。

「購回股份規則」	指	管制以聯交所作其第一上市地位之公司在聯交所購回其證券之上市規則之有關規則
「特別決議案」	指	股東週年大會通告第八項所述擬提呈有關修訂章程細則之特別決議案
「聯交所」	指	香港聯合交易所有限公司
「收購守則」	指	香港公司收購及合併守則
「港元」	指	港元，香港法定貨幣
「%」	指	百分比

釋　義

在本通函內，除文義另有所指，否則下列詞彙具有以下涵義：

「股東週年大會」	指	本公司將於二零零四年九月二十日星期一下午三時正假座香港告士打道310號柏寧酒店27樓薰衣草廳舉行之股東週年大會及／或其任何續會，有關通告載於本通函第11至17頁
「董事局」	指	本公司董事局或其目前之正式授權委員會
「章程細則」	指	本公司目前之章程細則
「公司法」	指	百慕達一九八一年公司法（經修訂）
「本公司」	指	Starlight International Holdings Limited 升岡國際有限公司，於百慕達註冊成立之獲豁免有限公司，其股份於聯交所上市
「董事」	指	本公司目前之董事
「香港」	指	中華人民共和國香港特別行政區
「最後實際可行日期」	指	二零零四年七月二十四日，即本通函付印前就確定本通函所載若干資料之最後實際可行日期
「上市規則」	指	香港聯合交易所有限公司證券上市規則
「購回授權」	指	給予董事之一般授權，董事可根據該項授權行使本公司之權力，在購回決議案所述之期間購回本公司於通過購回決議案當日之已發行股本最多達10%的股份
「購回決議案」	指	股東週年大會通告第五項決議案所述擬提呈之普通決議案
「股份」	指	本公司股本中每股面值0.40港元之股份
「股東」	指	本公司股東
「股份發行授權」	指	給予董事之一般授權，以行使本公司之權利，於股東週年大會通告內之第六及七項普通決議案所述之期間內配發及發行股份

此乃要件　請即處理

閣下如對本通函任何方面或應採取之行動**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之全部Starlight International Holdings Limited升岡國際有限公司股份**售出或轉讓**，應立即將本通函及隨附之代表委任表格送交予買主或承讓人，或經手買賣之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

STARLITE

STARLIGHT INTERNATIONAL HOLDINGS LIMITED

升岡國際有限公司

（於百慕達註冊成立之有限公司）

股份代號：485

有關購回股份及發行股份之

一般授權

修訂章程細則

及

重選退任董事之建議

Starlight International Holdings Limited升岡國際有限公司（「本公司」）謹訂於二零零四年九月二十日（星期一）下午三時正假座香港告士打道310號柏寧酒店27樓薰衣草廳舉行股東週年大會，大會通告載於本通函第11至17頁。　閣下不論能否出席該大會，務請盡快將隨附之代表委任表格按其上印列之指示填妥及交回，惟無論如何最遲須於股東週年大會或其任何續會舉行時間四十八小時前送達本公司之總辦事處及主要營業地點，地址為香港香港仔大道232號城都工業大廈5樓。填妥及交回代表委任表格後，股東屆時仍可親身出席股東週年大會及於會上投票。

香港，二零零四年七月三十日